SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2026

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Six-Month and Three-Month Periods Ended June 30, 2026

On August 12, 2026, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the six-month and three-month periods ended June 30, 2026 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the six-month and three-month periods ended June 30, 2026 and (ii) Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2026, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements regarding OPC’s (including CPV Group LP and its investees (“CPV Group”)) plans, expectations and strategy, including statements regarding OPC’s construction and development (pipeline) projects in Israel and the U.S., including their portfolios of projects in various stages of development and construction, including the Hadera 2, Ramat Beka, Sorek 2, Basin Ranch, Shay and Walker projects, including development stage, expected capacity and other characteristics of projects, expected start of construction and completion and commercial operation dates of projects and estimated cost of and investment in projects, expected financing of projects, expected regulation, expected gas supply and transportation agreements, expected electricity supply agreements, licensing, grid connection and grid injection limitations, carbon capture potential (if any), carbon emissions regulation and its expected impact, expected qualification for “safe harbor” and other expectations with respect to projects, expected financial results including for plants that have recently commenced operation, plans to acquire or dispose of projects, statements regarding the electricity tariff in Israel, statements regarding virtual supply in Israel and the related capacity allocation process, statements regarding advancement of data centers in Israel including statements regarding agreements for supply of electricity to data center customers and the timing thereof, including where such arrangements are non-binding or subject to conditions, including the expected capacity allocated and expected supplied thereunder and the timing thereof, statements regarding expected maintenance work and expected timing and impact of plant shutdowns, availability of plants, including the impact of repairs, planned maintenance and other shutdowns on plant availability and OPC’s results, the capacity prices published by the PJM and expected impact on revenues, secured capacity revenues, statements regarding market capacity payments and availability prices, statements regarding Reliability Backstop Procurement (RBP), statements regarding OPC’s financing plans, including its potential issuance of a new series of debentures, and the expected timing, format, scope and terms thereof, and OPC‘s expected liquidity, covenant compliance, expectations with respect to interest rates, statements regarding the war in the Middle East and other related military actions, including their expected impact on OPC, statements regarding forecasted electricity and natural gas prices for 2026, 2027 and 2028 and underlying assumptions, the scope of energy hedges, policy and plans for hedging electricity margins and expected generation and net hedged energy margin, expected insurance coverage, the impact of weather events and conditions, statements regarding the expected industry, market, regulatory and political developments and expected impact on OPC, statements regarding the expected impact of changes in laws, rules, policies and orders, statements regarding legal and regulatory proceedings and investigations, and other non-historical statements. These statements are not historical facts, but rather are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of projects, risks as to the feasibility of carbon capture potential, the risk that OPC (including CPV Group) may fail to develop or complete projects or any other planned transactions as planned (including as to the actual cost, timing, regulation, commercial operation and characteristics of projects and other transactions) or at all, the risk that tenders are not successful and that development projects do not proceed to construction, risks relating to grid connection and grid injection limitations, risks relating to the financing or refinancing of OPC’s activities, including of construction and development projects, and the risk that financing is not obtained on the expected terms or at all, risks relating to compliance with financial covenants and the consequences of non-compliance, risks relating to guarantees and collateral provided by OPC, and risks relating to OPC’s liquidity and the cost and availability of capital, risks relating to new, existing and proposed regulatory changes including tariff structure and methodology, risks relating to license requirements and regulatory decisions, risks relating to legal and regulatory proceedings, investigations and assessments involving OPC or its officers, including that their outcome or cost differs from OPC’s assessments or that they affect OPC’s licenses, permits, approvals or awards, risks relating to tariffs and gas prices and hedging and the impact on OPC’s results, risks relating to electricity prices and natural gas prices in the U.S. and Israel including the risk that prices may differ from the forecasts included in OPC’s report and the impact of hedging arrangements of CPV Group, risks relating to electricity supply agreements, including the risk that the expected capacity to be supplied thereunder and the timing thereof may differ from expectations and the risk that non-binding arrangements do not result in binding agreements, risks relating to fluctuations in exchange rates and inflation, including their impact on OPC’s results, tariffs, costs and debt, and the risk that hedging does not reduce these exposures as expected, risks relating to changes in laws, rules, policies and orders including tariffs and customs duty and other legislative changes, including as to eligibility for tax benefits, risks relating to insurance coverage, risks relating to the war in the Middle East and other related military actions and their impact on OPC and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise. Capitalized terms used but not defined herein shall have the meanings given to them in OPC’s Periodic Report.

* * *

OPC’s Periodic Report has been prepared and published by OPC and Kenon makes no representation or warranty as to such report or the information contained therein. Statements of intent, goals, plans, expectations, estimations and similar expressions included in OPC’s Periodic Report are those of OPC (including CPV Group) and not of Kenon.

Exhibits

99.1	OPC Energy Ltd. - Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2026, as published on August 12, 2026 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2	OPC Energy Ltd. - Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2026, as published on August 12, 2026 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: August 12, 2026	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer